June 16, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attn: David Gessert

Re:	Credit Suisse Group AG, Credit Suisse AG and
Credit Suisse (USA), Inc. (the “Registrants”)
Registration Statement on Form F-3 (File No. 333-238458)

Dear Mr. Gessert:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 9:00 a.m. (EST), on June 18, 2020, or as soon as practicable thereafter.

Please contact Sebastian R. Sperber of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Registrants, at +44 20 7614 2237, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Mr. David Gessert

Securities and Exchange Commission

p.2

Very truly yours,

Credit Suisse Group AG

By:	/s/ Gina Orlins
Name: Gina Orlins
Title: Authorized Person

By:	/s/ David Wong
Name: David Wong
Title: Authorized Person

Credit Suisse AG

By:	/s/ Gina Orlins
Name: Gina Orlins
Title: Authorized Person

By:	/s/ David Wong
Name: David Wong
Title: Authorized Person

Credit Suisse (USA), Inc.

By:	/s/ Crystal Lalime
Name: Crystal Lalime
Title: Authorized Person

cc:	Sebastian R. Sperber, Esq.
Cleary Gottlieb Steen & Hamilton LLP